February 1, 2019

Kathleen Layton
Assistant General Counsel
Oportun Financial Corp
2 Circle Star Way
San Carlos, CA 94070

       Re: Oportun Financial Corp
           Amendment No. 3 to
           Draft Registration Statement on Form S-1
           Submitted December 14, 2018
           CIK No. 0001538716

Dear Ms. Layton:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

Financial Statements
Notes to Consolidated Financial Statements
14. Fair Value of Financial Instruments, page F-48

1. You disclose in a risk factor on page 25 that a variety of factors, such as changes in the interest rate environment and the credit markets, unexpected changes in customer prepayment speeds, higher than anticipated delinquency and default levels, or financial market illiquidity may ultimately affect the fair values of your loans receivable and asset-
       backed notes. Material differences in these ultimate values, determined based on management's estimates and assumptions, may require you to adjust the value of certain
 Kathleen Layton
Oportun Financial Corp
February 1, 2019
Page 2
         assets and liabilities, which could adversely affect your results of operations. Please disclose significant unobservable inputs for interest rates, credit spreads and customer prepayments, or tell us why you do not believe these are significant unobservable inputs in your Level 3 valuations.
       You may contact David Irving at 202-551-3321 or Gus Rodriguez at 202-551-3752 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameKathleen Layton                             Sincerely,
Comapany NameOportun Financial Corp
                                                              Division of
Corporation Finance
February 1, 2019 Page 2                                       Office of
Financial Services
FirstName LastName